Exhibit 99.1

Rogers Communications Inc. Files Annual Financial Statements and Report to Shareholders

TORONTO, March 6, 2019 – Rogers Communications Inc. today announced the filing with securities regulators in Canada and the U.S. of its 2018 annual report to shareholders. The annual report to shareholders includes, amongst other things, Rogers’ 2018 audited annual consolidated financial statements, notes thereto, and management’s discussion and analysis in respect of the annual financial statements.

As well as being available on the websites of the Canadian Securities Administrators at sedar.com and U.S. Securities and Exchange Commission at sec.gov, these documents have also been posted on the Investor Relations section of Rogers’ website at investors.rogers.com/corporate-governance.

Paper copies of these documents may be requested at no charge, by contacting us at investor.relations@rci.rogers.com, at 647-435-6470, or toll free at 1-844-801-4792.

Rogers Communications Inc. will hold its Annual General Shareholder Meeting on April 18, 2019 in Toronto at 11:00 am.

About the Company: Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).